UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.
(Name of Subject Company (Issuer))

CHARLIE ACQUISITION CORP.
(Offeror)
A Wholly-Owned Indirect Subsidiary of

H. LUNDBECK A/S
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

163428105
(CUSIP Number of Class of Securities)

Mette Carlstedt
Group Senior Vice President – Corporate Legal & General Counsel
H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby
Denmark
+ 45 36 30 13 11
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$687,152,412.50	$88,505.23

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee.  The transaction valuation was determined by multiplying (x) $7.94 (which is the sum of (A) the closing cash consideration of $6.44 per share and (B) $1.50 per share, which is the maximum amount payable with respect to the contingent value rights) by (y) the sum of (A) 78,935,852, the number of shares of common stock issued and outstanding, plus (B) 7,607,273, the number of shares of common stock issuable pursuant to outstanding stock options. The foregoing figures have been provided by Chelsea and are accurate as of May 16, 2014, the most recent practicable date.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $88,505.23	Filing Party: H. Lundbeck A/S and Charlie Acquisition Corp.
Form of Registration No.: Schedule TO	Date Filed: May 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Charlie Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of H. Lundbeck A/S, a Danish corporation (“Lundbeck”) and (ii) Lundbeck. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 23, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock of Chelsea Therapeutics International, Ltd., a Delaware corporation (“Chelsea”), par value $0.0001 per share (“Shares”), for (a) $6.44 per Share, net to the seller in cash, without interest, plus (b) one non-transferable contingent value right per Share, which represents the contractual right to receive a cash payment of up to $1.50 per Share upon the achievement of certain sales milestones, in each case subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.    Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information in the Offer to Purchase, are hereby amended and supplemented as follows:

The section entitled “Certain Litigation” in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is amended and supplemented by replacing the final sentence of the current first paragraph of such section with the following sentence:

“On June 18, 2014, the Court of Chancery of the State of Delaware denied the previously filed motions for preliminary injunction filed by the plaintiffs in the putative class actions in such court.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2014

H. LUNDBECK A/S

By:	/s/ Ulf Wiinberg
Name: Ulf Wiinberg
Title: Chief Executive Officer

CHARLIE ACQUISITION CORP.

By:	/s/ Staffan Schüberg
Name: Staffan Schüberg
Title: President